January 17, 2025

Qi Gong
Chief Executive Officer
Quartzsea Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Quartzsea Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted December 23, 2024
           CIK No. 0002047455
Dear Qi Gong:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 23, 2024
Cover Page

1.     Please revise to correct the name of your auditor.
2. Please disclose the price paid for the founder shares. Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters, including any anti-
       dilution adjustment to the founder shares (as referenced on page 75) and the amount of loan reimbursements may result in a material dilution of the
purchasers    equity
       interests. Provide revise your cross-reference to include all locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K. January 17, 2025
Page 2
3. We note the disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business
       combination, public shareholders may redeem "all or a portion of their
....    public
       shares,    ... at a per-share price, payable in cash, equal to the
aggregate amount then on
       deposit in the trust account ... including interest earned on the funds held in the trust account (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares." Please advise why you would allocate funds from the trust for dissolution expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says "public Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes)."
       In addition, such dissolution expenses would appear to be paid by the insiders, if there is not sufficient assets outside the trust to pay such expenses, as disclosed on page 25.
Prospectus Summary
Our Company
General, page 2

4. Please revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates, which you discuss on page 42, and also explain that the competition may negatively impact the acquisition terms you are able to negotiate.
5. Please also reconcile the disclosure that "in March 2024, Ms. Gong founded the
       American Wall Street Listed Group Inc., a consulting company" with the statement that "since December 2022, Mr. Zhang has served as Vice President and Consultant at
       American Wall Street Listed Group Inc., a consulting company."
Initial Business Combination, page 9

6. We note the disclosure that you may be required to obtain additional financing in connection with the closing of your initial business combination. Please revise to disclose how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
Sponsor Information, page 11

7. Please revise the table on page 12 to also reflect the anti-dilution provision, as referenced in the risk factor on page 75 and disclose outside the table the extent to which this provision may result in a material dilution of the purchasers' equity interests. In addition, to the extent finders' fees or consulting fees may be paid, please clearly disclose. We note the disclosure on page 26 indicates such fees, as well as reimbursements or cash payments to your initial shareholders or their affiliates is not allowed; however, this table clearly reflects the potential reimbursement of expenses, and the use of proceeds table on page 84 reflect potential allocation of working capital to finders' fees and consulting fees. See Item 1602(b)(6) and Item 1603(a)(6) of
       Regulation S-K.
 January 17, 2025
Page 3
8. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K.
9. Please revise the table identifying transfer restrictions on page 12 to also reflect the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Permitted Purchases of Public Shares by Our Affiliates, page 20

10. We note that you may purchase shares to effect the initial business combination and we note that, pursuant to the letter agreement, your sponsor, officers and directors have agreed to vote their shares in favor of the initial business combination. Please revise your disclosure to clarify how you will comply with Rule 14e-5. Please also refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
       166.01 for guidance.
Conflicts of Interest, page 25

11. Please revise disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K. For example:

             disclose the sponsor's ownership of your securities, including the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination and that the founder shares and private placement securities will be worthless if you do not complete a business combination;

             add disclosure of the conflicts of interest relating to payments, such as compensation, repayment of loans, and reimbursement of expenses that will be paid to the sponsor, its affiliates or promoters upon completion of a de-SPAC transaction;

             discuss the obligations of the sponsor or management to other SPACs and the order of priority; and

             clarify the conflicts associated with entering into a business combination with an affiliate of your sponsor, officers or directors, which you disclose on page 8 and elsewhere that you may do.

Risk Factors
We may not be able to complete an initial business combination with a U.S. target company
....., page 49

12. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. We also note that you describe Ms. Gong, who controls your sponsor, as a US resident. Please clarify whether she is a non-US person for purposes of CFIUS review. January 17, 2025
Page 4
The approval of the China Securities Regulatory Commission is not required in connection with this offering, page 56

13. Please address any impact PRC law or regulation may have on the cash flows associated with a business combination, including shareholder redemption rights.
Additional financing might not be available to us, if necessary, to complete our initial business combination, page 61

14. We note your disclosure that you may seek additional financing to complete your initial business combination and the disclosure on page 65 that you may sell additional shares through PIPE financing to complete your initial business
       combination. Please expand to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating
       the sponsor   s completion of the business combination or providing
sufficient liquidity.
If we are deemed to be an investment company under the Investment Company Act, page 72

15. We note your risk factor disclosure beginning on page 72 addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. We also note your statement that by restricting the
       investment of the proceeds to government securities you intend to avoid being deemed an "investment company." Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. Dilution, page 88

16. Please expand your narrative disclosure to describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Refer to Item 1602(c) of Regulation S-K.
Director Independence, page 111

17. We note your statement that Ms. Gong will qualify as an "independent director" under
       Nasdaq and SEC rules. However, we note that Ms. Gong is the sole executive officer and controls the company through the Sponsor. Given the definition you provide for
       "independent director" in this section, it is unclear how Ms. Gong qualifies. In addition, the other two identified independent directors do not appear to be the directors (or nominees) identified in the management section. Please revise.
Conflicts of Interest, page 113

18. For each prior SPAC, please disclose whether an entity was able to complete the business combination within the original completion window or whether there have been any extensions of time to complete the transaction or if they have not yet
 January 17, 2025
Page 5

       completed a combination, whether there have been extensions. Please include disclosure regarding the number of times each has sought to extend and amount of time you have extended the completion window by to complete a transaction. See
       Item 1603(a)(3) of Regulation S-K.
19. Please revise to disclose the nominal price paid for the founder shares, and any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. Please also disclose the conflicts of interest that may arise in the ability to pursue a business combination with an entity affiliated with your sponsor, officers or directors, as referenced on page 8. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. See Item 1603(b) of Regulation S-K.
Signatures, page II-4

20. Please identify the principal accounting officer and include a signature line. See
       Instructions to Signatures of Form S-1.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-
3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Cassi Olson